Exhibit 99.1

PRESS RELEASE

AC Immune Reports Interim 12-Month Data from Phase 1b/2 ABATE Trial of ACI-24 in Prodromal Alzheimer’s Disease

•	ACI-24 anti-Abeta active immunotherapy generally safe and well tolerated in first three Alzheimer’s disease (AD) cohorts in ABATE

•	Anti-Abeta antibody dose-response demonstrated with antibodies detected at all dose levels in cohorts AD1-3

•	Ongoing AD4 cohort includes additional adjuvant designed to enhance ACI-24 responses

Lausanne, Switzerland, June 30, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announced interim data from the first three cohorts (AD1, AD2 & AD3) of 74 patients with prodromal Alzheimer’s disease (AD) in the Phase 1b/2 ABATE trial following 12 months of treatment with ACI-24 anti-amyloid beta (Abeta) active immunotherapy.

In the trial to date, ACI-24 has been generally safe and well tolerated, with no evidence of amyloid-related imaging abnormalities-edema (ARIA-E). Anti-Abeta antibody responses were detected at every dose level with a dose response.

We evaluated enhancing ACI-24 with an additional adjuvant to boost immunogenicity while the ABATE trial was ongoing. This is currently being tested in the recently initiated ABATE Cohort AD4.

Martin Zügel, MD, interim CEO of AC Immune and Chair of the Board of Directors, commented: “The nature of the antibody response observed in ABATE suggests that we should further enhance immunogenicity for more effective plaque removal. Cohort AD4 was initiated to evaluate enhancing ACI-24 with an additional adjuvant.”

About ACI-24 and the ABATE trial

ACI-24 is AC Immune’s anti-Abeta active immunotherapy candidate. ABATE is a randomized, double-blind, placebo-controlled Phase 1b/2 trial of ACI-24 in prodromal AD and in adults with Down syndrome (DS) where recruitment of participants into the third cohort, DS3, has been concluded (NCT05462106). Enrolled patients in the AD cohorts are required to have a diagnosis of prodromal AD: MCI due to AD according to the National Institute on Aging Alzheimer’s Association (NIA-AA) criteria, and a PET scan at screening must be consistent with the presence of amyloid pathology. Following multiple data safety monitoring board (DSMB) reviews, no safety concerns have been raised to date, with no evidence of amyloid-related imaging abnormalities (ARIA), consistent with previous results.

About the Takeda agreement

PRESS RELEASE

AC Immune has an exclusive, worldwide option and license agreement with Takeda on anti-Abeta active immunotherapies, including ACI-24. Under the terms of the agreement, AC Immune received an upfront payment of $100 million and a milestone of $12 million on dosing of the first patients in Cohort AD4. AC Immune is eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately $2.1 billion. Upon commercialization, AC Immune will be entitled to receive tiered double-digit royalties on worldwide net sales. AC Immune is responsible for conducting the ABATE trial. Following the potential option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: aciu@cohesionbureau.com

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

Forward looking statements

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